

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 28, 2017

Ezra Uzi Yemin
Chief Executive Officer
Delek Holdco, Inc.
7102 Commerce Way
Brentwood, TN 37207

   Re: **Delek Holdco, Inc.**
     Registration Statement on Form S-4
     Filed February 28, 2017
     File No. 333-216298

Dear Mr. Yemin:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 15

Conditions to the Completion of the Merger, page 24

1. At pages 26 and 27, you include the tax opinions in the list of waivable conditions. Please disclose that if the condition that these opinions be received is waived and the consequences would be material, both Delek US Holdings, Inc. and Alon USA Energy, Inc. will recirculate a revised proxy statement/prospectus and both will resolicit their respective stockholders.

2. We note that each board relied upon its advisor in making the recommendation to its respective stockholders. But JP Morgan "assumed that the Transaction … will qualify as a tax-free reorganization" (Annex F, page 2), and Tudor, Pickering, Holt & Co. ("TPH") assumed that "(iv) all conditions to the consummation of the Transactions will be

satisfied without amendment or waiver thereof [and] (v) the Transactions will have the tax consequences discussed….." (Annex G, page 2). In the circumstances described in the previous comment, please also disclose whether the parties would ask their respective fairness advisors to provide updated opinions to reflect the change.

The Mergers, page 79

Background of the Mergers, page 79

3.   We note that both J.P. Morgan and TPH made multiple presentations to the Special Committee and to the Delek board, respectively. If an outside party provides a report, opinion, or appraisal materially related to the transaction and it is referred to in the prospectus, you should provide the information Item 1015(b) of Regulation M-A requires in each instance. In the alternative, please tell us why you do not believe that Item 1015(b) and Form S-4 Item 4(b) apply.

4.   Please revise the disclosure at page 108 to explain further what the "valuation parameters" were such that the proposed exchange ratio of 0.44 shares of Delek common stock fell within such parameters. To provide further context, please quantify the corresponding market price derived ratio on December 21, 2016.

5.   Please expand your disclosure at page 85 to explain why Mr. Yemin, in his capacity as an officer of Delek, proposed that two new independent directors replace Messrs. Morris and Pery on the Alon Board. Disclose how and by whom the replacement directors were selected. Disclose whether Mr. Wiessman objected to the request. Insofar as both directors also served as members of the Special Committee, disclose whether he or others on the Special Committee were concerned about how this action might appear in the context of ongoing discussions regarding a potential acquisition by Delek of the Alon shares. Also address the reference to the Alon board's reliance upon an "arm's length" negotiation process (see page 131) in light of the replacement actions.

6.   We note your disclosure at pages 106-111 regarding "issues in the draft merger agreement." Please expand your disclosure throughout this section to identify those particular officers, board members, or committee members who participated in the particular negotiation sessions. Also briefly discuss how the various identified issues were resolved, including any material concessions the parties made in order to move toward a final agreement.

Opinion of Delek's Financial Advisor, page 116

Introduction, page 116

7.   The joint letter to stockholders states that you "expect to achieve meaningful synergies."
        We note that TPH and J.P. Morgan considered expected synergies in formulating their
        opinions. We further note at pages 113 and 130 that the Delek Board and Special
        Committee both cited an expectation of "substantial" synergies as a factor favoring the
        merger. However, for the most part, you do not quantify in context the particular
        references to synergies. Moreover, both advisors appear to use different definitions for
        "Synergies." See pages 117 and 135. Language at page 143 appears to suggest that the
        J.P. Morgan "Synergies" total $755 million. Please revise to clarify whether this is the
        intended meaning, and make similar revisions elsewhere to describe and quantify the
        particular synergies as appropriate. Also revise to clarify inconsistent references to
        defined terms.

8.   We note that there are a number of analyses which TPH apparently provided to the Delek
        board but which are not referenced or summarized. Please confirm that you have
        summarized all material analyses that TPH provided to Delek. Also, for both advisors,
        please ensure that you briefly describe the methodology and criteria the advisor used to
        select comparable companies or transactions. If any companies or transactions otherwise
        meeting the criteria were excluded, please briefly explain why.

Certain Delek and Alon Unaudited Prospective Financial Information, page 145

Unaudited Forecasted Financial Information Prepared by Alon, page 150

9.   We note that these projections are subject to assumptions and estimates. Please disclose
        the principal material assumptions underlying the projections.

10.   Although you state that information becomes less predictive with each successive year, it
        appears that J.P. Morgan considered projected information for periods ending beyond
        what is described in the summary of the analyses it performed. Please make
        corresponding revisions, or explain why you believe this is not appropriate or required.

The Merger Agreement, page 168

Organizational Documents; Directors, Managers and Officers; NYSE Listing, page 173

Directors and Officers, page 174

11.   We note your disclosure regarding who will serve as directors of Delek Holdco, Inc.
        Please file all consents required by Securities Act Rule 438.

Material U.S. Federal Income Tax Consequences of the Merger, page 200

12.   You refer to a "general discussion" and indicate the disclosure is "for general information
only." Please remove this qualifying language, identify counsel who is providing the
requisite opinion, and ensure that your disclosure complies with the requirements set
forth in Staff Legal Bulletin No. 19 (October 14, 2011). We note the entries at exhibits
8.1 and 8.2 in the exhibit list. Also, please revise to clarify why counsel carves out "the
unearned income Medicare contribution tax" in this context.

Unaudited Pro Forma Condensed Combined Financial Information, page 206

13.   We note your disclosure in the third paragraph under this heading, stating that you have
not identified all adjustments necessary to conform the accounting policies of the two
companies. Please expand your disclosure to describe the differences in accounting
policies that you have identified and for which adjustments may be necessary once you
complete your analysis and computations.

14.   Please modify the disclosures concerning the purchase price allocation, indicating the
actual allocation to be performed "may be materially different" than the one you have
presented, and that the pro forma statements are "not necessarily indicative of the
operating results and financial position that would have been achieved," to clarify the
extent to which you believe the presentation is consistent with the objective outlined in
Rule 11-02 of Regulation S-X, which is to assist investors in analyzing your future
prospects by illustrating the possible scope of the change in your historical financial
position and results of operations caused by the transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 208

15.   We note that adjustment (m) reduces depreciable assets by $92 million and that
adjustment (b) reduces pro forma combined depreciation expense by $64.5 million
resulting from the value ascribed to property, plant and equipment and intangible assets
in your allocation of the purchase price. Please disclose how these adjustments are
correlated and submit the underlying analysis and computation for review.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                            Sincerely,

                                            /s/H. Roger Schwall

                                            H. Roger Schwall
                                            Assistant Director
                                            Office of Natural Resources

cc: Daniel Mark
        Baker Botts L.L.P.